

HOME PROPERTIES

1Q'04 Conference Call
11:00 AM ET, Today, 4/30/2004
Dial **800-547-9328** for Q&A

Webcast:	Via Web site, homeproperties.com, in the "Investors" section under "Financial Information"
Question & Answer:	You will need to press the number one followed by the number four on your touchtone phone to be placed in the queue to ask a question. If you are using a speakerphone, please pick up the handset before pressing the numbers. No password is required.

Enclosed are the following supplemental reports:

1. Property-by-Property Breakdown of Operating Results
2. Occupancy Comparison by Regions and Sequential NOI Comparison
3. Resident Statistics
4. Same-Store Operating Expense Detail
5. Breakdown of "Other Income"
6. Summary of Recent Acquisitions
7. Summary of Recent Sales
8. Breakdown of Owned Units by Market
9. Debt Summary Schedule
10. Net Asset Value Calculation
11. Capital Expenditure and Adjusted NOI Summary
12. 2004 Earnings Guidance
13. Reconciliation of FIN 46 Consolidation

Audio Replay: 800-633-8284 or 402-977-9140
Audio Replay Passcode: 21164171

Please call our office at 585-546-4900 if there is any additional information that we can provide.

JS:DPG:yjw
Enclosures

850 Clinton Square/Rochester, New York 14604/(585) 546-4900/FAX (585) 546-5433
homeproperties.com

	HOME PROPERTIES OWNED COMMUNITIES RESULTS									
		FIRST QUARTER 2004				Q1 '04 versus Q1 '03				
						% Growth				
	# of Apts.	Date Acqu.	Q1 '04 Rent/Mo.	Q1 '04 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	Q1 '04 % NOI w/ G&A	% #Units
Baltimore Region										
Bonnie Ridge	966	7/1/1999	$ 989	92.3%	90.6%	2.1%	4.0%	8.0%		
Brittany Place	591	8/22/2002	$ 1,013	94.3%	95.9%	6.4%	4.7%	0.1%		
Canterbury Apartments	618	7/16/1999	$ 782	94.9%	92.6%	3.7%	6.2%	8.0%		
Country Village	344	4/30/1998	$ 765	93.6%	88.9%	3.5%	9.0%	20.0%		
Falcon Crest	396	7/16/1999	$ 841	94.6%	92.5%	4.3%	6.6%	4.2%		
Fenland Field	234	8/1/2001	$ 987	91.0%	91.4%	4.7%	4.2%	11.0%		
Gateway Village	132	7/16/1999	$ 1,097	95.0%	96.4%	6.5%	5.0%	6.2%		
Mill Towne Village Apts	384	5/31/2001	$ 743	93.6%	83.5%	4.0%	16.6%	26.6%		
Morningside Heights	1,050	4/30/1998	$ 769	94.4%	88.7%	2.6%	9.2%	10.0%		
Owings Run	504	7/16/1999	$ 944	92.1%	86.1%	-2.9%	4.0%	6.6%		
Selford Townhomes	102	7/16/1999	$ 1,107	97.4%	93.3%	6.5%	11.1%	13.4%		
Shakespeare Park	82	7/16/1999	$ 620	97.8%	99.8%	1.5%	-0.6%	8.6%		
Timbercroft Townhomes	284	7/16/1999	$ 700	99.2%	99.5%	6.3%	6.0%	7.4%		
Village Square Townhomes	370	7/16/1999	$ 979	94.4%	95.9%	7.7%	6.0%	7.4%		
Woodholme Manor	176	3/31/2001	$ 685	96.8%	92.9%	8.6%	13.2%	17.3%		
Total Baltimore Region	6,233		$ 870	94.0%	91.3%	3.6%	6.6%	8.7%	16.2%	14.8%
Boston Region:										
Gardencrest	696	6/28/2002	$ 1,257	93.9%	94.1%	12.3%	12.1%	-6.9%		
Stone Ends	280	2/12/2003	$ 1,169	95.6%	n/a	n/a	n/a	n/a		
The Village at Marshfield	276	3/17/2004	$ 1,085	89.1%	n/a	n/a	n/a	n/a		
Total Boston Region	1,252		$ 1,232	94.4%	94.1%	12.3%	12.1%	-6.9%	3.3%	3.0%
Buffalo, NY Region:										
Emerson Square	96	10/15/1997	$ 654	98.1%	94.5%	2.6%	6.5%	20.3%		
Idylwood	720	1/1/1995	$ 653	93.2%	89.1%	1.1%	5.7%	14.8%		
Paradise Lane	324	10/15/1997	$ 681	92.8%	84.5%	0.6%	10.6%	12.8%		
Raintree Island	504	8/4/1994	$ 707	92.8%	85.0%	0.6%	9.9%	17.9%		
Total Buffalo Region	1,644		$ 675	93.3%	87.2%	0.9%	8.0%	15.6%	2.1%	3.9%
Connecticut Region										
Apple Hill	498	3/27/1998	$ 1,024	92.2%	93.0%	0.6%	-0.3%	-15.2%		
Total Connecticut Region	498		$ 1,024	92.2%	93.0%	0.6%	-0.3%	-15.2%	1.3%	1.2%
Delaware Region										
Home Properties of Newark	432	7/16/1999	$ 766	95.2%	88.5%	6.5%	14.6%	33.4%		
Total Delaware Region	432		$ 766	95.2%	88.5%	6.5%	14.6%	33.4%	0.8%	1.0%
Detroit, Michigan Region										
Canterbury Square	336	10/29/1997	$ 746	95.8%	86.5%	-1.1%	9.6%	20.1%		
Carriage Hill - MI	168	9/29/1998	$ 770	94.4%	90.9%	0.0%	3.9%	32.1%		
Carriage Park	256	9/29/1998	$ 738	94.4%	91.9%	0.0%	2.9%	13.7%		
Charter Square	492	10/29/1997	$ 843	94.1%	88.6%	-0.1%	6.1%	14.6%		
Cherry Hill Club	165	7/7/1998	$ 650	87.4%	91.1%	-2.1%	-6.1%	-33.9%		
Cherry Hill Village	224	9/29/1998	$ 703	97.0%	88.3%	-1.0%	8.7%	38.1%		
Deerfield Woods	144	3/22/2000	$ 817	91.2%	91.1%	0.3%	0.4%	-5.1%		
Fordham Green	146	10/29/1997	$ 898	89.8%	93.6%	2.9%	-1.3%	-9.7%		
Golfview Manor	44	10/29/1997	$ 591	88.4%	87.8%	3.6%	4.3%	74.5%		
Greentrees	288	10/29/1997	$ 655	90.9%	92.2%	-0.4%	-1.8%	-6.3%		
Hampton Court	182	9/30/2000	$ 670	88.6%	83.9%	3.6%	9.5%	20.0%		
Kingsley	328	10/29/1997	$ 669	93.4%	88.9%	-2.9%	2.0%	3.4%		
Macomb Manor	217	3/22/2000	$ 691	94.4%	95.2%	1.1%	0.3%	6.9%		
Oak Park Manor	298	10/29/1997	$ 833	90.9%	83.9%	-0.1%	8.3%	29.5%		
Parkview Gardens	484	10/29/1997	$ 649	90.4%	86.0%	1.0%	6.2%	33.5%		
Scotsdale	376	11/26/1997	$ 673	95.0%	90.9%	-4.0%	0.3%	6.7%		
Southpointe Square	224	10/29/1997	$ 642	89.6%	84.8%	-1.0%	4.6%	18.1%		
Springwells Park	303	4/8/1999	$ 968	89.8%	82.5%	-3.8%	4.7%	8.7%		
Stephenson House	128	10/29/1997	$ 662	88.4%	88.5%	-1.4%	-1.5%	-4.0%		
The Lakes	434	11/5/1999	$ 867	91.5%	82.7%	-4.1%	6.1%	15.9%		
Woodland Gardens	337	10/29/1997	$ 728	94.7%	84.7%	-2.3%	9.3%	24.7%		
Total Detroit Region	5,574		$ 747	92.4%	87.5%	-1.1%	4.4%	13.4%	10.2%	13.2%
Hudson Valley Region										
Carriage Hill	140	7/17/1996	$ 1,185	93.4%	96.8%	6.6%	2.8%	-2.8%		
Cornwall Park	75	7/17/1996	$ 1,600	87.9%	90.8%	-0.7%	-3.8%	-3.9%		
Lakeshore Villas	152	7/17/1996	$ 987	90.8%	95.5%	4.6%	-0.6%	-2.5%		
Patricia	100	7/7/1998	$ 1,302	93.5%	94.5%	9.2%	8.0%	-6.5%		
Sherwood Consolidation	224	10/11/2002	$ 958	96.1%	97.4%	16.7%	15.2%	55.5%		
Sunset Gardens	217	7/17/1996	$ 852	96.0%	98.1%	5.9%	3.7%	2.2%		
Total Hudson Valley Region	908		$ 1,063	93.4%	95.9%	7.6%	4.9%	5.2%	2.2%	2.2%
Illinois Region										
Blackhawk	371	10/20/2000	$ 849	89.7%	90.9%	1.1%	-0.3%	4.5%		
Courtyards Village	224	8/29/2001	$ 755	98.0%	91.8%	-4.3%	2.2%	18.6%		
Cypress Place	192	12/27/2000	$ 875	91.4%	92.1%	-1.6%	-2.3%	7.5%		
The Colony	783	9/1/1999	$ 829	90.5%	92.2%	-0.6%	-2.4%	3.3%		
The New Colonies	672	6/23/1998	$ 713	92.0%	89.5%	2.2%	5.0%	-1.1%		
Total Illinois Region	2,242		$ 794	91.6%	91.2%	0.0%	0.3%	3.9%	4.2%	5.3%

HOME PROPERTIES OWNED COMMUNITIES RESULTS

FIRST QUARTER 2004

	# of Apts.	Date Acqu.	Q1 '04 Rent/Mo.	Q1 '04 Occup.	Year Ago Occup.	Q1 '04 versus Q1 '03 % Growth Rental Rates	Rental Revs.	NOI w/ G&A	Q1 '04 % NOI w/ G&A	% #Units
Indiana Region										
Maple Lane	396	7/9/1999	$ 654	90.2%	85.3%	-2.3%	3.4%	-22.4%		
Total Indiana Region	396		$ 654	90.2%	85.3%	-2.3%	3.4%	-22.4%	0.5%	0.9%
Long Island, NY Region										
Bayview / Colonial	160	11/1/2000	$ 1,097	96.2%	94.2%	5.4%	7.6%	11.8%		
Cambridge Village	82	3/1/2002	$ 1,291	96.9%	98.8%	6.7%	4.7%	-3.6%		
Coventry Village	94	7/31/1998	$ 1,282	95.4%	96.4%	5.5%	4.4%	-1.3%		
Devonshire Hills	297	7/16/2001	$ 1,660	92.3%	92.3%	-1.1%	-1.1%	-6.1%		
East Winds	96	11/1/2000	$ 1,074	94.1%	90.1%	5.9%	10.5%	17.3%		
Hawthorne Consolidation	434	4/4/2002	$ 1,246	96.4%	88.6%	6.6%	15.9%	21.2%		
Heritage Square	80	4/4/2002	$ 1,277	96.1%	98.1%	6.7%	4.5%	17.3%		
Holiday/Muncy Consolidation	143	5/31/2002	$ 912	97.2%	98.5%	1.6%	0.3%	-5.6%		
Lake Grove Apartments	368	2/3/1997	$ 1,327	95.7%	95.4%	5.4%	5.7%	8.2%		
Maple Tree	84	11/1/2000	$ 1,116	90.6%	94.0%	5.8%	2.0%	0.5%		
Mid- Island Estates	232	7/1/1997	$ 1,130	97.1%	95.7%	5.8%	7.3%	4.5%		
Rider Terrace	24	11/1/2000	$ 1,129	96.8%	100.1%	6.4%	2.9%	-12.3%		
South Bay Manor	61	9/11/2000	$ 1,413	95.0%	93.5%	7.1%	8.8%	-13.4%		
Southern Meadows	452	6/29/2001	$ 1,311	94.5%	94.2%	4.0%	4.3%	-2.8%		
Stratford Greens	359	3/1/2002	$ 1,337	93.7%	94.9%	5.5%	4.2%	2.4%		
Terry Apartments	65	11/1/2000	$ 1,080	91.7%	92.7%	6.0%	4.9%	-2.9%		
Westwood Village Apts	242	3/1/2002	$ 1,907	95.9%	94.7%	9.1%	10.4%	14.3%		
Woodmont Village Apts	96	3/1/2002	$ 1,177	96.8%	95.1%	4.2%	6.0%	3.1%		
Yorkshire Village Apts	40	3/1/2002	$ 1,359	97.8%	97.9%	6.0%	5.8%	19.3%		
Total Long Island Region	3,409		$ 1,320	95.1%	94.0%	5.0%	6.2%	4.2%	12.9%	8.1%
Maine Region										
Mill Co. Gardens	95	7/7/1998	$ 705	91.1%	98.7%	9.5%	1.2%	-10.4%		
Redbank Village	500	7/7/1998	$ 753	91.3%	91.7%	3.7%	3.3%	1.1%		
Total Maine Region	595		$ 745	91.3%	92.7%	4.5%	3.0%	-0.5%	1.2%	1.4%
New Jersey Region										
Chatham Hill Apartments	308	1/30/2004	$ 1,471	73.8%	n/a	n/a	n/a	n/a		
East Hill Gardens	33	7/7/1998	$ 1,297	93.4%	95.5%	4.3%	2.0%	9.4%		
Fairmount Apartments	54	1/30/2004	$ 772	98.8%	n/a	n/a	n/a	n/a		
Kensington Apartments	38	1/30/2004	$ 903	97.7%	n/a	n/a	n/a	n/a		
Lakeview	106	7/7/1998	$ 1,107	94.2%	99.0%	7.2%	2.0%	-2.4%		
Northwood Apartments	134	1/30/2004	$ 1,136	92.2%	n/a	n/a	n/a	n/a		
Oak Manor	77	7/7/1998	$ 1,596	97.9%	93.7%	3.1%	7.8%	6.4%		
Pleasant View	1,142	7/7/1998	$ 981	94.1%	91.9%	2.6%	5.2%	10.1%		
Pleasure Bay	270	7/7/1998	$ 900	96.3%	98.0%	9.4%	7.5%	6.1%		
Royal Gardens Apartments	550	5/28/1997	$ 1,024	93.3%	97.3%	3.7%	-0.6%	-8.5%		
Wayne Village	275	7/7/1998	$ 1,118	95.6%	90.7%	4.4%	10.1%	8.0%		
Windsor Realty	67	7/7/1998	$ 1,038	92.3%	95.4%	6.4%	2.9%	3.7%		
Total New Jersey Region	3,054		$ 1,026	94.5%	94.0%	4.0%	4.5%	4.2%	7.9%	7.2%
Philadelphia Region										
Beechwood Gardens	160	7/7/1998	$ 778	96.7%	94.3%	4.6%	7.4%	11.2%		
Castle Club	158	3/15/2000	$ 846	93.9%	98.3%	5.4%	0.7%	-8.3%		
Cedar Glen	110	3/3/1998	$ 669	90.6%	83.6%	8.6%	17.8%	47.7%		
Chesterfield	247	9/23/1997	$ 836	95.6%	96.2%	2.8%	2.1%	-3.0%		
Curren Terrace	318	9/23/1997	$ 886	91.6%	89.3%	2.2%	4.9%	8.3%		
Executive House	100	9/23/1997	$ 882	96.7%	92.8%	1.4%	5.7%	15.6%		
Glen Brook	177	7/28/1999	$ 726	95.2%	92.8%	2.8%	5.5%	27.2%		
Glen Manor	174	9/23/1997	$ 734	93.4%	93.0%	2.6%	3.1%	7.5%		
Golf Club	399	3/15/2000	$ 980	91.5%	92.0%	2.9%	2.3%	18.0%		
Hill Brook Place	274	7/28/1999	$ 807	95.0%	97.2%	2.6%	0.3%	-8.5%		
Home Properties of Bryn Mawr	316	3/15/2000	$ 1,024	94.6%	90.0%	1.6%	6.8%	10.5%		
Home Properties of Devon	629	3/15/2000	$ 1,060	92.9%	90.1%	0.7%	3.8%	-8.8%		
New Orleans Consolidation	442	7/28/1999	$ 776	94.2%	91.5%	2.7%	5.7%	-7.3%		
Racquet Club	467	7/7/1998	$ 935	96.4%	95.1%	3.5%	4.9%	2.7%		
Racquet Club South	103	5/27/1999	$ 828	94.8%	97.3%	4.1%	1.5%	-6.8%		
Ridley Brook	244	7/28/1999	$ 795	97.6%	96.1%	3.3%	4.9%	-2.8%		
Sherry Lake	298	7/23/1998	$ 1,077	94.9%	94.1%	3.3%	4.3%	-4.2%		
The Landings	384	11/25/1996	$ 961	93.6%	94.0%	5.0%	4.5%	0.9%		
Trexler Park	249	3/15/2000	$ 1,019	86.0%	86.3%	4.5%	4.0%	-10.2%		
Valley View	177	9/23/1997	$ 767	89.0%	91.1%	0.4%	-1.9%	-22.4%		
Village Square	128	9/23/1997	$ 873	96.3%	89.4%	4.3%	12.4%	22.5%		
William Henry	363	3/15/2000	$ 1,033	92.3%	83.3%	-1.0%	9.8%	18.2%		
Total Philadelphia Region	5,917		$ 911	93.6%	91.8%	2.6%	4.6%	1.7%	12.9%	14.0%
Rochester, NY Region:										
1600 East Avenue	164	9/18/1997	$ 1,029	89.9%	60.3%	-18.5%	21.5%	128.1%		
1600 Elmwood	210	8/4/1994	$ 913	95.4%	89.3%	2.1%	9.0%	11.6%		
Brook Hill	192	8/4/1994	$ 864	94.7%	77.2%	-3.6%	18.3%	33.1%		
Newcastle Apartments	197	8/4/1994	$ 769	93.8%	94.6%	1.6%	0.7%	-6.8%		
Northgate Manor	224	11/3/1994	$ 681	94.4%	81.8%	-0.5%	14.9%	47.2%		
Perinton Manor	224	8/4/1994	$ 804	95.4%	87.8%	-1.3%	7.3%	8.3%		
Riverton Knolls	240	8/4/1994	$ 825	93.1%	79.9%	-1.2%	15.1%	-4.7%		
Spanish Gardens	220	8/4/1994	$ 696	91.9%	81.5%	0.4%	13.3%	16.4%		
The Meadows	113	8/4/1994	$ 743	96.8%	94.4%	4.3%	6.9%	-4.6%		
Woodgate	120	6/30/1997	$ 818	95.0%	91.8%	1.9%	5.4%	-5.2%		
Total Rochester Region	1,904		$ 811	93.9%	82.3%	-2.4%	11.4%	14.0%	3.3%	4.5%

						Q1 '04 versus Q1 '03				
						% Growth				
HOME PROPERTIES OWNED COMMUNITIES RESULTS										
		FIRST QUARTER 2004								
	# of Apts.	Date Acqu.	Q1 '04 Rent/Mo.	Q1 '04 Occup.	Year Ago Occup.	Rental Rates	Rental Revs.	NOI w/ G&A	Q1 '04 % NOI w/ G&A	% #Units
Syracuse, NY Region:										
Fairview Heights	214	8/4/1994	$ 941	91.3%	95.1%	6.2%	1.9%	-11.4%		
Harborside Manor	281	9/30/1994	$ 665	96.8%	93.3%	1.4%	5.2%	-15.9%		
Pearl Street	60	5/17/1995	$ 578	99.1%	91.7%	1.0%	9.1%	15.3%		
Village Green (inclu Fairways)	448	12/19/1994	$ 688	91.7%	86.5%	1.9%	8.0%	12.4%		
Westminster Place	240	1/1/1996	$ 663	96.3%	91.4%	1.0%	6.3%	8.3%		
Total Syracuse Region	1,243		$ 716	93.8%	90.9%	2.5%	5.7%	-0.8%	1.8%	2.9%
Washington DC Region										
Braddock Lee	254	3/16/1998	$ 1,108	95.4%	95.4%	4.7%	4.7%	12.2%		
Cider Mill	864	9/27/2002	$ 1,014	94.8%	95.8%	2.7%	1.7%	-7.0%		
East Meadow	150	8/1/2000	$ 1,137	97.1%	87.7%	-1.3%	9.3%	30.2%		
Elmwood Terrace	504	6/30/2000	$ 811	94.2%	92.8%	4.7%	6.3%	3.2%		
Falkland Chase	450	9/10/2003	$ 1,113	94.6%	n/a	n/a	n/a	n/a		
Orleans Village	851	11/16/2000	$ 1,127	94.2%	84.6%	-2.9%	8.1%	12.2%		
Park Shirlington	294	3/16/1998	$ 1,129	91.5%	93.6%	1.8%	-0.5%	-6.8%		
Pavilion Apartments	432	7/1/1999	$ 1,375	89.7%	93.3%	1.3%	-2.6%	-7.8%		
Seminary Hill	296	7/1/1999	$ 1,133	93.3%	87.4%	2.7%	9.6%	12.6%		
Seminary Towers	548	7/1/1999	$ 1,113	92.8%	92.5%	1.3%	1.6%	2.5%		
Tamarron Apartments	132	7/16/1999	$ 1,137	92.7%	94.6%	7.4%	5.3%	8.1%		
The Apts at Wellington Trace	240	3/2/2004	$ 1,167	94.3%	n/a	n/a	n/a	n/a		
The Manor - MD	435	8/31/2001	$ 1,122	92.1%	95.4%	3.6%	-0.1%	-17.1%		
The Manor - VA	198	2/19/1999	$ 902	89.0%	93.5%	2.2%	-2.7%	-10.3%		
The Sycamores	185	12/16/2002	$ 1,102	95.4%	92.5%	0.8%	4.0%	3.9%		
Virginia Village	344	5/31/2001	$ 1,167	94.4%	93.8%	3.6%	4.3%	12.3%		
Wellington Lakes	160	10/24/2001	$ 760	85.3%	82.9%	2.3%	5.3%	-57.9%		
Wellington Woods	114	10/24/2001	$ 810	86.9%	91.9%	7.3%	1.5%	-37.8%		
West Springfield	244	11/18/2002	$ 1,195	94.1%	84.0%	-3.5%	8.1%	19.6%		
Woodleaf Apartments	228	3/19/2004	$ 1,108	84.4%	n/a	n/a	n/a	n/a		
Total Washington DC Region	6,923		$ 1,084	93.2%	91.4%	1.6%	3.5%	0.6%	19.1%	16.4%
TOTAL OWNED PORTFOLIO	42,224		$ 934	93.4%	n/a	n/a	n/a	n/a	100.0%	100.0%
TOTAL CORE PORTFOLIO	40,216		$ 927	93.5%	91.1%	2.4%	5.2%	2.6%		

Home Properties, Inc.
March 31, 2004 Supplemental Information

OCCUPANCY COMPARISON BY REGIONS - CORE PROPERTIES

Region	% Units	1st Qtr 2004	4th Qtr 2003	Variance
New Jersey, Long Island, Hudson Valley	17.0%	94.7%	94.3%	0.4%
Baltimore	15.5%	94.0%	93.1%	0.9%
Washington	14.9%	93.1%	93.4%	-0.3%
Philadelphia	14.7%	93.6%	92.7%	0.9%
Detroit	13.9%	92.4%	91.2%	1.2%
Upstate, NY	11.9%	93.7%	95.3%	-1.6%
Misc.	6.5%	92.6%	92.2%	0.4%
Chicago	5.6%	91.6%	92.0%	-0.4%
Total	100.0%	93.5%	93.3%	0.2%

Region	% Units	1st Qtr 2004	1st Qtr 2003	Variance
New Jersey, Long Island, Hudson Valley	17.0%	94.7%	94.3%	0.4%
Baltimore	15.5%	94.0%	91.3%	2.7%
Washington	14.9%	93.1%	91.4%	1.7%
Philadelphia	14.7%	93.6%	91.8%	1.8%
Detroit	13.9%	92.4%	87.5%	4.9%
Upstate, NY	11.9%	93.7%	86.2%	7.5%
Misc.	6.5%	92.6%	91.3%	1.3%
Chicago	5.6%	91.6%	91.2%	0.4%
Total	100.0%	93.5%	91.1%	2.4%

Region	% Units	March 2004	1st Qtr 2004	Variance
New Jersey, Long Island, Hudson Valley	17.0%	94.8%	94.7%	0.1%
Baltimore	15.5%	94.2%	94.0%	0.2%
Washington	14.9%	93.2%	93.1%	0.1%
Philadelphia	14.7%	93.7%	93.6%	0.1%
Detroit	13.9%	92.9%	92.4%	0.5%
Upstate, NY	11.9%	93.2%	93.7%	-0.5%
Misc.	6.5%	93.0%	92.6%	0.4%
Chicago	5.6%	91.9%	91.6%	0.3%
Total	100.0%	93.7%	93.5%	0.2%

SAME STORE SEQUENTIAL RESULTS
FIRST QUARTER 2004 VERSUS FOURTH QUARTER 2003

Region	% Units	Revenues	Expenses	NOI
New Jersey, Long Island, Hudson Valley	17.0%	0.6%	10.4%	-5.7%
Baltimore	15.5%	1.5%	9.0%	-2.5%
Washington	14.9%	0.1%	9.5%	-6.3%
Philadelphia	14.7%	1.4%	13.8%	-8.3%
Detroit	13.9%	1.3%	2.9%	0.0%
Upstate, NY	11.9%	-2.5%	12.4%	-17.3%
Misc.	6.5%	0.6%	8.4%	-5.5%
Chicago	5.6%	-0.2%	2.2%	-2.5%
Total	100.0%	0.5%	9.3%	-5.9%
Seasonally adjusted results keeping natural gas and snow removal costs constant each period		0.5%	-0.1%	1.0%

Home Properties, Inc.
March 31, 2004 Supplemental Information

Resident Statistics

Top Six Reasons for Moveouts	1ST QTR 2004	4TH QTR 2003	3RD QTR 2003	2ND QTR 2003	1ST QTR 2003	YEAR 2003	YEAR 2002	YEAR 2001
Home purchase	**17.50%**	20.60%	20.10%	19.40%	18.10%	19.60%	18.80%	17.80%
Employment related	**16.20%**	15.00%	14.20%	15.20%	15.30%	14.90%	14.30%	15.80%
Eviction/skip	**14.10%**	13.40%	10.20%	11.40%	15.20%	12.60%	10.90%	10.20%
Resident preference	**11.00%**	11.70%	13.70%	12.30%	11.00%	12.20%	10.80%	10.00%
Transfer w/in HP	**10.10%**	10.90%	8.20%	8.60%	8.10%	9.00%	8.10%	6.90%
Rent level	**9.80%**	8.00%	9.00%	9.40%	10.10%	9.10%	11.80%	13.30%

Traffic	Traffic 1st Qtr **04** To 1st Qtr **03**	Signed Leases 1st Qtr **04** To 1st Qtr **03**	**Turnover** 1st Qtr **04**	1st Qtr **03**
Region				
Baltimore	15%	13%	9%	9%
Washington	22%	15%	10%	10%
New Jersey	27%	-2%	9%	8%
Long Island	13%	2%	10%	9%
Hudson Valley	6%	14%	10%	11%
Philadelphia	1%	8%	11%	11%
Detroit	6%	-7%	11%	11%
Rochester	9%	-24%	12%	11%
Buffalo	42%	7%	11%	9%
Syracuse	-12%	-34%	12%	13%
Chicago	-4%	-11%	11%	11%
Total Portfolio	12%	2%	10%	10%

	1st Qtr **04**	1st Qtr **03**
Bad Debts as % of Rents	0.66%	0.72%

HOME PROPERTIES, INC.
March 31, 2004 and 2003 Supplemental Information

SAME STORE OPERATING EXPENSE DETAIL

	1ST QTR 2004 ACTUAL	1ST QTR 2003 ACTUAL	QUARTER VARIANCE	% VARIANCE
ELECTRICITY	2,062	1,765	**(297)**	**-16.8%**
GAS	8,610	8,303	**(307)**	**-3.7%**
WATER & SEWER	2,727	2,424	(303)	-12.5%
REPAIRS & MAINTENANCE	6,467	4,934	**(1,533)**	**-31.1%**
PERSONNEL EXPENSE	11,025	10,305	**(720)**	**-7.0%**
SITE LEVEL INCENTIVE COMPENSATION	369	216	**(153)**	**-70.8%**
ADVERTISING	1,653	1,638	(15)	-0.9%
LEGAL & PROFESSIONAL	426	429	3	0.7%
OFFICE & TELEPHONE	1,461	1,402	(59)	-4.2%
PROPERTY INS.	2,089	1,623	**(466)**	**-28.7%**
REAL ESTATE TAXES	11,201	10,477	**(724)**	**-6.9%**
SNOW	967	1,471	**504**	**34.3%**
TRASH	650	731	81	11.1%
PROPERTY MANAGEMENT G & A	3,011	2,870	(141)	-4.9%
TOTAL	52,718	48,588	(4,130)	**-8.5%**

Home Properties, Inc.
March 31, 2004 and 2003 Supplemental Information

BREAKDOWN OF "OTHER INCOME"

Recognized directly by Home Properties:	Q1 '04	Q1 '03
Recognized directly by Home Properties:		
Management fees	459	1,171
Other	6	28
Other Income	465	1,199

Equity in earnings (losses) of unconsolidated affiliates

Company's share of earnings (losses) from investment in limited partnerships - normal	(54)	(605)
Share of earnings (losses) resulting from cash advances	(484)	(135)
Equity in earnings (losses) of unconsolidated affiliates	(538)	(740)

EBITDA

EBITDA	(24)	42

General and Administrative Expenses of the Management Companies

Home Properties Resident Services, Inc.	(364)	(851)
Home Properties Management	(125)	(306)

SUMMARY OF RECENT ACQUISITIONS

Community	Market	State	Purchase Date	# of Units	(1) CAP Rate	Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2004 ACQUISITIONS							
Chatham Hill Apartments	New Jersey	NJ	1/30/2004	308	6.2%	$45.7	$148,292
Northwood Apartments	New Jersey	NJ	1/30/2004	134	6.2%	$14.4	$107,612
Fairmount Apartments	New Jersey	NJ	1/30/2004	54	6.2%	$2.2	$41,519
Kensington Apartments	New Jersey	NJ	1/30/2004	38	6.2%	$1.8	$48,211
The Apartments at Wellington Trace	NoVA/DC	MD	3/2/2004	240	7.4%	$29.5	$123,100
The Village at Marshfield	Boston	MA	3/17/2004	276	7.6%	$27.0	$97,725
Woodleaf Apartments	NoVA/DC	MD	3/19/2004	228	7.1%	$20.0	$87,895
			TOTAL YTD	**1,278**	**6.8%**	**$140.6**	**$110,113**

Community	Market	State	Purchase Date	# of Units		Purchase Price (mm)	Wgtd. Avg. Price Per Unit
2003 ACQUISITIONS							
Stone Ends Apartments	Boston	MA	2/12/2003	280	7.7%	$34.0	$121,429
Falkland Chase	NoVA/DC	MD	9/10/2003	450	7.1%	$58.9	$130,836
			TOTAL YTD	**730**	**7.3%**	**$92.9**	**$127,228**

TOTAL 2003 and 2004 Acquisitions				2,008	7.0%	$233.5	$116,335

Home Properties, Inc.
March 31, 2004 Supplemental Information

SUMMARY OF RECENT SALES

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2004 SALES							
There have been no sales during the first quarter of 2004							
			TOTAL YTD	-	-	-	-

Community	Market	State	Sale Date	# of Units	(1) CAP Rate	Sales Price (mm)	Wgtd. Avg. Price Per Unit
2003 SALES							
Weston Gardens	North/Central	OH	1/8/2003	242	7.4%	$6.4	$26,595
Candlewood Apartments	South Bend	IN	1/22/2003	310	9.4%	$14.7	$47,332
Green Acres	Philadelphia	PA	7/25/2003	212	11.0%	$10.5	$49,528
Carriage House	Baltimore	MD	9/17/2003	50	8.3%	$1.9	$38,750
Bayberry Place	Detroit	MI	9/25/2003	120	6.9%	$7.0	$58,333
Candlewood Gardens	Syracuse	NY	12/5/2003	126	9.6%	$3.8	$30,159
Pines of Perinton	Rochester	NY	12/19/2003	508	7.4%	$15.0	$29,528
			TOTAL YTD	**1,568**	**8.7%**	**$59.3**	**$37,849**

(1) CAP rate based on projected NOI after allowance for 3% management fee but before capital expenditures

BREAKDOWN OF OWNED UNITS BY MARKET

MARKET	STATE	Net Acquired in 2003	As of 12/31/2003	12/31/2003 % of Units	Net Acquired in 2004	As of 3/31/2004	Current % of Units
SUBURBAN NEW YORK CITY	NY/NJ		6,837	16.70%	534	7,371	17.46%
BALTIMORE	MD	-50	6,233	15.22%	468	6,701	15.87%
SUBURBAN WASHINGTON	DC	450	6,455	15.76%		6,455	15.29%
PHILADELPHIA	PA	-212	5,917	14.45%		5,917	14.01%
DETROIT	MI	-120	5,574	13.61%		5,574	13.20%
UPSTATE NEW YORK	NY	-634	4,791	11.70%		4,791	11.35%
CHICAGO	IL		2,242	5.48%		2,242	5.31%
BOSTON	MA	280	976	2.38%	276	1,252	2.97%
PORTLAND	ME		595	1.45%		595	1.41%
HAMDEN	CT		498	1.22%		498	1.18%
DOVER	DE		432	1.06%		432	1.02%
SOUTH BEND	IN	-310	396	0.97%		396	0.94%
NORTH/CENTRAL	OH	-242	0	0.00%		0	0.00%
TOTAL		**-838**	**40,946**	**100.0%**	**1,278**	**42,224**	**100.0%**
Total Upstate NY		-634	4,791	11.7%	0	4,791	11.3%
Total Mid-Atlantic		188	21,557	52.6%	1,002	22,559	53.4%

Home Properties, Inc.
March 31, 2004 Supplemental Information

Debt Summary Schedule
Based on properties wholly owned - before FIN 46 adjustment

FIXED

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
SEMINARY TOWERS - 3rd	Wachovia	5.910	16,514,310	07/01/04	0.25
BAYVIEW/COLONIAL	Midland Loan	8.350	5,578,141	11/01/05	1.59
CAMBRIDGE VILLAGE - 2nd (*)	North Fork Bank	5.210	588,086	11/01/05	1.59
IDLYWOOD	Morgan Guaranty	8.625	8,729,570	11/01/05	1.59
CARRIAGE HILL - MI	Prudential-Fannie Mae	7.360	3,460,430	01/01/06	1.76
CARRIAGE PARK	Prudential-Fannie Mae	7.480	4,992,350	01/01/06	1.76
MID-ISLAND	North Fork Bank	7.500	6,675,000	05/01/06	2.08
DEVONSHIRE - 1st (*)	AMI Capital	7.100	19,119,973	06/01/06	2.17
NEWCASTLE	Presidential Funding	6.450	6,000,000	07/31/06	2.33
COUNTRY VILLAGE	PW Funding	8.385	6,266,095	08/01/06	2.34
HAMPTON COURT	ORIX RE Capital	8.875	3,359,713	09/01/06	2.42
RAINTREE	Capitalized Lease	8.500	5,741,821	11/01/06	2.59
MILL TOWNE VILLAGE	Prudential-Fannie Mae	6.325	8,530,000	01/01/07	2.76
WOODGATE PLACE	ARCS Mortgage	7.865	3,222,393	01/01/07	2.76
BRITTANY PLACE	CapMark Svcs.	4.780	19,650,845	06/11/07	3.20
SEMINARY TOWERS - 1st	Wachovia	8.220	2,112,158	07/01/07	3.25
SEMINARY TOWERS - 2nd	Wachovia	8.400	1,453,970	07/01/07	3.25
SOUTHERN MEADOWS (*)	CapMark Svcs.	7.250	19,753,315	07/11/07	3.28
COURTYARDS VILLAGE (*)	Berkshire Mtg-Freddie	6.670	5,075,570	08/01/07	3.34
LIBERTY COMMONS LAND	V & E Enterprises, Inc.	7.000	540,000	09/25/07	3.49
GARDENCREST (*)	Legg Mason(Sun Life)	6.000	4,325,026	11/01/07	3.59
ROYAL GARDENS APTS. - 1st	M & T Bank - Freddie	4.900	31,843,687	11/01/07	3.59
ROYAL GARDENS APTS. - 2nd	M & T Bank - Freddie	4.550	1,496,078	11/01/07	3.59
FENLAND FIELD	Prudential-Fannie Mae	5.050	12,441,869	12/01/07	3.67
HP@NEWARK (CHSTNT CRSG)	Prudential-Fannie Mae	4.840	17,067,430	12/01/07	3.67
STRATFORD GREENS - 1st (*)	North Fork Bank	5.690	13,918,304	12/01/07	3.67
STRATFORD GREENS - 2nd (*)	North Fork Bank	5.690	2,108,750	12/01/07	3.67
VILLAGE SQUARE 1, 2 & 3	Prudential-Fannie Mae	5.050	21,688,607	12/01/07	3.67
CYPRESS PLACE	Reilly Mortgage	7.130	6,296,954	01/01/08	3.76
MAPLE LANE APTS - II	AMI Capital	7.205	5,635,777	01/01/08	3.76
PAVILION - 2nd	Capri Capital	7.450	3,719,442	01/01/08	3.76
PAVILION -3rd	Capri Capital	5.030	18,091,763	01/01/08	3.76
THE LANDINGS - 2nd	Capri Capital	6.740	3,696,795	01/01/08	3.76
THE LANDINGS -1st	Capri Capital	6.930	9,397,018	01/01/08	3.76
VIRGINIA VILLAGE	First Union NB - Svcr	6.910	9,232,880	01/01/08	3.76
CAMBRIDGE VILLAGE - 1st (*)	North Fork Bank	5.960	2,727,958	03/01/08	3.92
YORKSHIRE VILLAGE (*)	North Fork Bank	5.810	1,566,716	03/01/08	3.92
DETROIT PORTFOLIO	Morgan Guaranty	7.510	44,574,862	06/01/08	4.17
WELLINGTON WOODS/LAKES	ORIX RE Capital	6.980	7,684,884	06/01/08	4.17
CHATHAM HILL - 1st	Bank of New York	3.900	21,445,066	07/01/08	4.25
NORTHWOOD - 1st	Bank of New York	3.850	5,929,837	07/01/08	4.25
RACQUET CLUB SOUTH	Legg Mason RE	6.980	2,909,608	07/01/08	4.25
WESTWOOD VILLAGE - 1st (*)	M and T Bank	5.940	16,372,560	10/31/08	4.59
STONE ENDS	Prudential-Fannie Mae	4.530	23,934,234	11/01/08	4.59
WESTWOOD VILLAGE - 2nd (*)	M and T Bank	5.940	969,160	11/01/08	4.59
GOLF CLUB (HP @)	ARCS Mortgage	6.585	16,146,006	12/01/08	4.67
DEVONSHIRE - 2nd	AMI Capital	6.720	4,867,282	01/01/09	4.76
MANSION HOUSE	1st Niagara Bank	7.500	639,833	01/01/09	4.76
BLACKHAWK	M&T Bank-Freddie Mac	5.060	13,900,022	12/01/09	5.67
WILLIAM HENRY	Legg Mason RE	5.310	23,578,773	12/01/09	5.67
CHERRY HILL	Prudential	5.360	5,263,347	01/01/10	5.76
ELMWOOD TERRACE	John Hancock	5.300	22,008,627	01/01/10	5.76
GLEN MANOR	Prudential-Fannie Mae	5.065	6,070,488	01/01/10	5.76
HILL BROOK APTS	M & T Bank - Freddie	5.210	11,701,945	01/01/10	5.76
RIDLEY BROOK	Prudential-Fannie Mae	4.865	10,135,291	01/01/10	5.76
SHERRY LAKE	GMAC	5.180	20,353,611	01/01/10	5.76
MULTI-PROPERTY	M & T Bank - Freddie	7.575	45,400,000	05/01/10	6.09
CIDER MILL - 1st	Berkshire Mtg-Freddie	7.700	46,905,355	10/01/10	6.51
CIDER MILL - 2nd	Berkshire Mtg-Freddie	5.180	18,855,978	10/01/10	6.51
HP@DEVON (SGRTWN MEWS)	Prudential-Fannie Mae	7.500	28,892,000	10/01/10	6.51
TREXLER PARK (HP @)	Prudential-Fannie Mae	7.500	10,140,000	10/01/10	6.51
MULTI-PROPERTY	Prudential-Fannie Mae	7.250	32,978,000	01/01/11	6.76
MULTI-PROPERTY	Prudential-Fannie Mae	6.360	8,141,000	01/01/11	6.76
MULTI-PROPERTY	Prudential-Fannie Mae	6.160	58,881,000	01/01/11	6.76
ORLEANS VILLAGE	Prudential-Fannie Mae	6.815	43,745,000	01/01/11	6.76
RACQUET CLUB	Prudential-Fannie Mae	6.875	22,152,861	04/01/11	7.01
MEADOWS APARTMENTS	Prudential-Fannie Mae	6.875	3,414,185	05/01/11	7.09
TIMBERCROFT TH's 1 - 1st	GMAC	8.500	697,586	05/01/11	7.09
LAKE GROVE	Prudential-Fannie Mae	6.540	26,955,015	12/01/11	7.67
MULTI_PROPERTY NOTES PAY	Seller Financing	4.000	665,329	02/01/12	7.84
TIMBERCROFT TH's 3 - 1st	GMAC	8.000	959,987	02/01/12	7.84
APPLE HILL	M&T Bank-Freddie Mac	6.650	25,521,229	03/01/12	7.92
APPLE HILL - 2nd	M&T Bank-Freddie Mac	5.470	4,280,534	03/01/12	7.92
EMERSON SQUARE	M&T Bank-Freddie Mac	6.850	2,250,206	03/01/12	7.92
FAIRVIEW	M&T Bank-Freddie Mac	6.850	7,572,431	03/01/12	7.92
PARADISE LANE	M&T Bank-Freddie Mac	6.830	8,833,772	03/01/12	7.92
PERINTON MANOR	M&T Bank-Freddie Mac	6.850	9,367,410	03/01/12	7.92
CASTLE CLUB (HP @)	Legg Mason RE	9.550	6,862,832	05/01/12	8.09
GATEWAY VILLAGE	Prudential-Fannie Mae	6.885	7,143,575	05/01/12	8.09
THE COLONIES	Prudential-Fannie Mae	7.110	21,560,977	06/01/12	8.18
CARRIAGE HILL - NY	M&T Bank-Freddie Mac	6.850	5,893,002	07/01/12	8.26
CORNWALL PARK	M&T Bank-Freddie Mac	6.830	5,696,178	07/01/12	8.26

PROPERTY	LENDER	RATE	BALANCE	MATURITY DATE	YEARS TO MATURITY
HARBORSIDE MANOR - 1st	M&T Bank-Freddie Mac	6.850	7,415,361	07/01/12	8.26
HARBORSIDE MANOR - 2nd	M&T Bank-Freddie Mac	5.680	1,217,412	07/01/12	8.26
LAKESHORE VILLAS	M&T Bank-Freddie Mac	6.850	5,092,536	07/01/12	8.26
PATRICIA APTS	M&T Bank-Freddie Mac	6.830	5,401,549	07/01/12	8.26
PEARL STREET	M&T Bank-Freddie Mac	6.830	1,114,683	07/01/12	8.26
SUNSET GARDENS - 1st	M&T Bank-Freddie Mac	6.830	5,990,808	07/01/12	8.26
SUNSET GARDENS - 2nd	M&T Bank-Freddie Mac	5.520	2,893,661	07/01/12	8.26
WESTMINISTER PLACE	M&T Bank-Freddie Mac	6.850	6,678,736	07/01/12	8.26
WOODHOLME MANOR	Prudential-Fannie Mae	7.160	3,834,997	07/01/12	8.26
CANTERBURY APARTMENTS	M&T Bank-Fannie Mae	5.020	30,424,270	05/01/13	9.09
MORNINGSIDE	Morgan Guaranty	6.990	18,406,492	05/01/13	9.09
MULTI-PROPERTY	Prudential - Fannie Mae	6.475	100,000,000	08/31/13	9.42
1600 ELMWOOD AVE	Legg Mason-Freddie	5.630	11,139,625	10/01/13	9.51
DEERFIELD WOODS	GE Financial	7.000	3,184,056	01/01/14	9.76
FALKLAND CHASE	Capri Capital	5.480	15,719,000	04/01/14	10.01
CURREN TERRACE	M&T Bank-Freddie Mac	5.360	15,158,578	10/01/14	10.51
SPRINGWELLS	AMEX/IDS	8.000	10,453,939	07/01/15	11.26
PAVILION - 1st	Capri Capital	8.000	7,902,214	11/01/18	14.60
BONNIE RIDGE - 1st	Prudential	6.600	16,975,958	12/15/18	14.72
BONNIE RIDGE - 2nd	Prudential	6.160	19,802,393	12/15/18	14.72
TIMBERCROFT TH's 1 - 2nd	Allfirst Mtg	8.375	2,114,354	06/01/19	15.18
TIMBERCROFT TH's 3 - 2nd	Allfirst Mtg	8.375	3,114,273	06/01/19	15.18
VILLAGE GREEN, FW	ARCS Mortgage	8.230	3,907,967	10/01/19	15.51
RAINTREE	Leasehold Mortgage	8.500	1,052,848	04/30/20	16.09
MACOMB MANOR	EF&A Funding	8.630	3,754,086	06/01/21	17.18
SHAKESPEARE PARK	Reilly Mortgage	7.500	2,438,497	01/01/24	19.77
HOLIDAY SQUARE (*)	Red Capital (Servicer)	6.700	3,649,354	03/01/24	19.93
WOODLEAF	HOC of Montgom Cty	5.080	8,232,562	02/01/27	22.85
BARI MANOR (*)	Wachovia (Servicer)	4.440	3,065,078	10/11/28	24.55
HUDSON VIEW ESTATES (*)	Wachovia (Servicer)	4.500	2,374,381	10/11/28	24.55
SHERWOOD TOWNHOUSES (*)	Wachovia (Servicer)	4.290	744,755	10/11/28	24.55
SPARTA BROOK (*)	Wachovia (Servicer)	4.440	1,937,852	10/11/28	24.55
OWINGS RUN 1	Reilly Mortgage	8.000	17,234,905	10/01/35	31.52
OWINGS RUN 2	Prudential Huntoon	8.000	14,381,445	06/01/36	32.19
THE VILLAGE AT MARSHFIELD	Capstone Realty (HUD)	5.950	24,590,370	01/01/42	37.78
WTD AVG - FIXED SECURED		**6.41**	1,406,268,667		**7.95**
% OF PORTFOLIO - FIXED			92.7%		
VARIABLE SECURED					
VARIABLE SECURED					
MAPLE LANE - I - Eqv. Bond Yield	Civitas Bank	2.99	5,945,000	07/27/07	3.32
CHATHAM HILL 2ND - L + 150	Bank of New York	2.60	6,609,737	07/01/08	4.25
NORTHWOOD 2nd - L + 150	Bank of New York	2.60	2,738,112	07/01/08	4.25
FALKLAND CHASE - BMA Index	Capri Capital	2.10	24,695,000	10/01/30	26.52
Adjusts Weekly					
WTD AVG - VARIABLE SECURED		**2.35**	39,987,849		**17.86**
WTD AVG - TOTAL SECURED DEBT		**6.30**	1,446,256,516		**8.11**
VARIABLE UNSECURED - LINE OF CREDIT					
LINE OF CREDIT	M and T Bank et. al.	2.24	71,000,000	09/01/05	1.42
Adjusts Daily LIBOR + 125					
WTD AVG - COMBINED DEBT		**6.108**	**1,517,256,516**		**7.80**

WTG AVG - TOTAL SECURED DEBT	**6.30**	**8.11**
WTD AVG - TOTAL PORTFOLIO	**6.11**	**7.80**

(*) General ledger balance and rate have been adjusted pursuant to FAS #141 to reflect fair market value of debt.

FREE & CLEAR PROPERTIES			
1600 East Avenue	164	Kensington	38
Arbor Crossing	134	Maple Tree	84
Beechwood Gardens	160	Northgate Manor	224
Brook Hill	192	Rider Terrace	24
Cedar Glen	110	Sherwood House	6
Coventry Village	94	South Bay Manor	61
East Hill Gardens	33	Terry Apartments	65
Fairmount	54	The Colony	783
Gardencrest	60	The Lakes	434
Glen Brook	177	The Sycamores	185
Hawthorne Court	408	Wellington Trace	240
Hawthorne Estates	26	West Springfield Terrace	244
Heritage Square	80	Woodmont Village	96
Muncy - Holiday Square	23		
Total Free and Clear Properties:	**27**	**Units:**	**4,199**

FIXED RATE MATURING DEBT SCHEDULE

YEAR	MATURING DEBT	WTD AVG RATE	Percent of Total
2004	16,514,310	5.91	1.17%
2005	14,895,797	8.39	1.06%
2006	55,615,382	7.52	3.95%
2007	165,228,000	5.56	11.75%
2008	200,331,521	6.07	14.25%
2009	42,985,910	5.42	3.06%
2010	258,704,641	6.67	18.40%
2011	163,986,647	6.53	11.66%
2012	146,247,206	6.90	10.40%
2013	159,970,387	6.20	11.38%
2014	34,061,634	5.57	2.42%
2015-2042	147,727,232	6.71	10.50%
TOTAL	**1,406,268,667**	**6.31**	100.00%

Home Properties, Inc.
NAV calculation as of March 31, 2004

Net Asset Value Calculation
Based on properties wholly owned - before FIN 46 adjustment

Cap Rate (after 3% G & A, before capital expenditures)	7.25%	7.50%	7.75%	8.00%	8.25%
1st QTR 2004					
Rent	108,526	108,526	108,526	108,526	108,526
Property other income	4,054	4,054	4,054	4,054	4,054
Operating & maintenance expense	(54,232)	(54,232)	(54,232)	(54,232)	(54,232)
Property NOI	58,348	58,348	58,348	58,348	58,348
Adjustment for 1st QTR acquisitions	1,415	1,415	1,415	1,415	1,415
Effective 1st QTR "run rate"	59,763	59,763	59,763	59,763	59,763
Annualized (1st qtr = 23.0% due to seasonality)	259,840	259,840	259,840	259,840	259,840
NOI growth for next 12 months @ 4%	10,394	10,394	10,394	10,394	10,394
Adjusted NOI	270,234	270,234	270,234	270,234	270,234
	-				
Real estate value using above cap rate	3,727,359	3,603,114	3,486,884	3,377,919	3,275,558
Balance sheet adjustments before FIN 46					
Cash	6,254	6,254	6,254	6,254	6,254
Other assets	83,260	83,260	83,260	83,260	83,260
Less:					
Deferred charges	(9,186)	(9,186)	(9,186)	(9,186)	(9,186)
Intangible	(2,214)	(2,214)	(2,214)	(2,214)	(2,214)
Gross value	3,805,473	3,681,228	3,564,998	3,456,033	3,353,672
Less liabilities & perpetual preferred stock	(1,640,694)	(1,640,694)	(1,640,694)	(1,640,694)	(1,640,694)
Net Asset Value	2,164,779	$ 2,040,534	$ 1,924,304	$ 1,815,339	$ 1,712,978
Per share/unit - fully diluted	$ 43.69	$ 41.18	$ 38.84	$ 36.64	$ 34.57

Economic CAP rate (after cap ex reserve of $525 per unit)	6.66%	6.88%	7.11%	7.34%	7.57%

Adjustment for Acquisitions

Property	Units	Region	Price	Date	Initial Unleveraged Return	Quarterly NOI	# of days Missing In Quarter	Adj	
Nodar Portfolio	534	New Jersey	$ 64,100	1/30/2004	6.2%	994	29	$	317
Wellington Trace	240	NoVA/DC	$ 29,500	3/2/2004	7.4%	546	61	$	366
Village at Marshfield	276	Boston	$ 27,000	3/17/2004	7.6%	513	76	$	428
Woodleaf	228	NoVA/DC	$ 20,000	3/19/2004	7.1%	355	78	$	304
	1,278							$	1,415

Reconcilation to financial statements:	Rent	Other Income	O & M Expense
Per financial statement	108,526	4,054	(54,232)
Add back properties classified as discontinued operations still owned at March 31, 2004	-	-	-
Proper run rate before acquisitions	108,526	4,054	(54,232)

Operating expenses now include a charge for G & A, so NAV calculation does not need additional allocation.

Recurring Capital Expenditure Summary

The Company has a policy to capitalize costs related to the acquisition, development, rehabilitation, construction, and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include: appliances, carpeting and flooring, HVAC equipment, kitchen/ bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring upgrades include, among other items: community centers, new windows, and kitchen/ bath apartment upgrades. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure Per Unit Per Year[2]	Maintenance Expense Cost per Unit Per Year[3]	Total Cost per Unit Per Year
Appliances	$1,000	18	$ 55	$ 5	$ 60
Blinds/Shades	130	6	22	6	28
Carpets/Cleaning	840	6	140	97	237
Computers, equipment, misc.[4]	120	5	22	29	51
Contract repairs	-	-	-	102	102
Exterior painting[5]	84	5	17	1	18
Flooring	250	8	31	-	31
Furnace/Air (HVAC)	765	24	32	43	75
Hot water heater	130	7	19	-	19
Interior painting	-	-	-	138	138
Kitchen/Bath cabinets	1,100	25	44	-	44
Landscaping	-	-	-	106	106
New roof	800	23	35	-	35
Parking lot	400	15	27	-	27
Pool/Exercise facility	100	15	7	23	30
Windows	980	36	27	-	27
Miscellaneous[6]	705	15	47	40	87
Total	$7,404		$525	$590	$1,115

[1]Estimated weighted average actual physical useful life of the expenditure capitalized.

[2]This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3]These expenses are included in the Operating and maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $590 per unit maintenance estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's same-store expense detail schedule. The annual per unit cost of maintenance staff would add another $570 to expenses and total cost figures provided.

[4]Includes computers, office equipment/ furniture, and maintenance vehicles.

[5]The level of exterior painting may be lower than other similar titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, other exposed exterior surfaces are most often covered with aluminum or vinyl.

[6]Includes items such as: balconies, siding, and concrete/sidewalks.

In reviewing the breakdown of costs above, one must consider the Company's unique strategy in operating apartments, which has been to improve every property every year regardless of age. Another part of its strategy is to purchase older properties and rehab and reposition them to enhance internal rates of return. This strategy results in higher costs of capital expenditures and maintenance costs which is more than justified by higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

Home Properties, Inc.
March 31, 2004 Supplemental Information

Capital Expenditure Summary

The Company estimates that during the three-months ended March 31, 2004 approximately $131 per unit was spent on recurring capital expenditures. The table below summarizes the breakdown of capital improvements by major categories between recurring and non-recurring, revenue generating capital improvements as follows:

For the three-month period ended March 31, 2004
(in thousands, except per unit data)

	Recurring		Non-Recurring		Total Capital	
	Cap Ex	Per Unit[a]	Cap Ex	Per Unit[a]	Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 553	$ 13	$ 553	$ 13
Major building improvements	944	23	2,495	60	3,439	83
Roof replacements	361	9	81	2	442	11
Site improvements	346	8	798	19	1,144	27
Apartment upgrades	681	16	5,818	140	6,499	156
Appliances	566	14	394	10	960	24
Carpeting/Flooring	1,775	43	526	13	2,301	56
HVAC/Mechanicals	523	13	2,350	57	2,873	70
Miscellaneous	230	5	775	19	1,005	24
Totals	$5,426	$131	$13,790	$333	$19,216	$464

[a]Calculated using the weighted average number of units outstanding, including 40,216 core units, 2003 acquisition units of 730 and 2004 acquisition units of 519 for the three-month period ended March 31, 2004.

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three-month period ended March 31, 2004
(in thousands, except per unit data)

	Recurring		Non-Recurring		Total Capital	
	Cap Ex	Per Unit	Cap Ex	Per Unit	Improvements	Per Unit
Core Communities	$5,263	$131	$13,737	$ 342	$19,000	$ 473
2004 Acquisition Communities	68	131	2	4	70	135
2003 Acquisition Communities	95	131	51	70	146	201
Sub-total	5,426	131	13,790	333	19,216	464
2004 Disposed Communities	-	-	-	-	-	-
Corporate office expenditures[1]	-	-	-	-	630	-
	$5,426	$131	$13,790	$ 333	$19,846	$ 464

[1]No distinction is made between recurring and non-recurring expenditures for corporate office.

Adjusted Net Operating Income – Core Properties

	First Quarter 03/31/04	First Quarter 03/31/03	Change
Net Operating Income	$55,757	$54,363	2.6%
Less: Non-recurring Cap Ex @ 9%	(1,236)	-	-
Adjusted Net Operating Income	$54,521	$54,363	0.3%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 9% cost of capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

Home Properties, Inc.
March 31, 2004 Supplemental Information

2004 Earnings Guidance

		Actual First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
FFO per share - **2004** guidance		$0.615	$.74 - $.76	$.77 - $.80	$.73 - $.76	$2.85 - $2.94
Midpoint of guidance			$0.75	$0.785	$0.745	$2.895
FFO per share - **2003** actual		$0.598	$0.746	$0.779	$0.745	$2.879
Improvement projected		2.9%	0.5%	0.8%	0.0%	0.6%
Assumptions for mid-point of guidance:						
Same store rental growth (after concessions and bad debts)	(1)	5.2%	4.2%	3.3%	3.5%	4.0%
Same store expense growth	(2)	8.5%	5.4%	4.8%	5.4%	6.1%
Same store NOI growth		2.6%	3.3%	2.3%	2.2%	2.6%
NOI growth by region: (as originally issued in February, 2004)						
Washington, DC						6.3%
Hudson Valley						6.0%
Long Island						4.3%
New Jersey						3.5%
Boston						3.2%
Baltimore						2.7%
Philadelphia						1.4%
Upstate NY						0.5%
Detroit						0.3%
Chicago						-4.4%
Same store 2004 economic occupancy		93.5%	93.6%	93.5%	93.0%	93.4%
Same store 2003 economic occupancy		91.1%	92.6%	93.4%	93.3%	92.6%
Difference in occupancy		2.4%	1.0%	0.1%	-0.3%	0.8%
Acquisition pace		$141 million	$0 million	$54 million	$55 million	$250 million
Disposition pace		$0 million	$10 million	$20 million	$20 million	$50 million

Original notes as issued in February, 2004

(1) Rental rates are projected to increase 2.5%. Concessions are projected to slow down, resulting in a 12% drop, adding 0.6% to net rental income. Finally, occupancies are expected to pick up 0.6% for the year, mostly due to positive comparisons to the first two quarters of 2003 which were very weak. We ended 2003 at 93.1% for the fourth quarter, 1.1% better than we achieved in the fourth quarter of 2002 - so we are much better positioned to exceed first quarter 2003 results.

(2) Expense growth rates assumed for the midpoint of guidance for major expense categories are as follows:

	% of Total Expenses	% Increase Over 2003
Natural gas heating costs	11.0%	12.3%
Repairs and maintenance	16.0%	4.3%
Total personnel costs	23.0%	5.1%
Property insurance	4.0%	7.7%
Real estate taxes	25.0%	5.8%
Snow removal costs	1.0%	-12.1%

(3) Other comments: **G & A** costs are expected to increase 2%. Any costs savings from reduced management activity will mostly offset other increases. **Other income** is expected to drop 50% from 2003 based on greatly reduced third party management activity, and be slightly front end loaded. **Impairment charges** due to cash advances written off (2003 actual of $1,793) expected to have a run rate of 60% of 2003 level, but front loaded more in first six months.

Home Properties, Inc.
March 31, 2004 Supplemental Information

Consolidation Summary of the Balance Sheet as of March 31, 2004
(in thousands, except share and per share data)

	March 31, 2004 (before FIN 46)	Effect of FIN 46 Consolidation	March 31, 2004 (as reported)
ASSETS			
Real estate:			
Land	$ 399,991	$ 14,354	$ 414,345
Buildings, improvements and equipment	2,524,019	201,715	2,725,734
	2,924,010	216,069	3,140,079
Less: accumulated depreciation	(351,566)	(63,750)	(415,316)
Real estate, net	2,572,444	152,319	2,724,763
Cash and cash equivalents	6,254	850	7,104
Cash in escrows	40,650	7,645	48,295
Accounts receivable	3,412	1,248	4,660
Prepaid expenses	18,419	1,008	19,427
Investment in and advances to affiliates	4,256	(4,208)	48
Deferred charges	9,186	5,089	14,275
Other assets	7,337	284	7,621
Total assets	$2,661,958	$164,235	$2,826,193
LIABILITIES AND STOCKHOLDERS' EQUITY			
Mortgage notes payable	$1,446,257	$129,149	$1,575,406
Line of credit	71,000	-	71,000
Accounts payable	14,710	888	15,598
Accrued interest payable	7,485	2,504	9,989
Accrued expenses and other liabilities	18,148	797	18,945
Security deposits	23,094	1,174	24,268
Total liabilities	1,580,694	134,512	1,715,206
Commitments and contingencies			
Minority interest	327,332	30,044	357,376
Stockholders' equity:			
Cumulative redeemable preferred stock, $.01 par value; 3,000,000 shares authorized; 2,400,000 shares issued and outstanding at March 31, 2004 and December 31, 2003	60,000	-	60,000
Convertible cumulative preferred stock, $.01 par value; 10,000,000 shares authorized; 250,000 shares issued and outstanding at March 31, 2004 and December 31, 2003	25,000	-	25,000
Common stock, $.01 par value; 80,000,000 shares authorized; 32,688,962 and 31,966,240 shares issued and outstanding at March 31, 2004 and December 31, 2003, respectively	327	-	327
Excess stock, $.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-	-
Additional paid-in capital	813,290	-	813,290
Accumulated other comprehensive income (loss)	(470)	-	(470)
Distributions in excess of accumulated earnings	(144,135)	(321)	(144,456)
Officer and director notes for stock purchases	(80)	-	(80)
Total stockholders' equity	753,932	(321)	753,611
Total liabilities and stockholders' equity	$2,661,958	$164,235	$2,826,193